

September 30, 2013

Via E-mail
Selwyn Joffe
Chief Executive Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

> **Re:** **Motorcar Parts of America, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2013**
> **File No. 333-190966**

Dear Mr. Joffe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Summary, page 2

1. Please revise to disclose any instances of material default, non-compliance, or waivers to your loan agreements. In this regard, we note the discussion of defaults on pages 14 and 24 of your Form 10-Q for the Quarterly Period Ended June 30, 2013. Similarly, we note the waivers discussed on pages 13 and 23 of your Form 10-Q.

2. Please revise to disclose your net losses and revenues for your last completed fiscal year and most recent interim period.

3. We note your disclosure in the second paragraph regarding bankruptcy petitions for what appear to be subsidiaries of your company. Please revise this section to clarify the nature

of the relationship between your company and the listed entities, and the effects of any bankruptcy proceedings on these entities.

Risk Factors, page 3

4. Please disclose the current status, quantitatively, as appropriate, with respect to any material debt covenants for which you were noncompliant or received waivers.

About this Offering, page 4

Warrant, page 4

5. Refer to the disclosure in this section regarding exercise price adjustments. Please confirm your understanding that additional issuances of shares of common stock underlying the Warrant that are not covered by Rule 416 would require a separate registration statement. Otherwise, please revise this registration statement to include the fee and all required disclosure regarding any such additional shares in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Steven B. Stokdyk
        Latham & Watkins LLP